UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 1-32895

Obsidian Energy Ltd.

(Translation of registrant’s name into English)

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐     Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 22, 2022.

OBSIDIAN ENERGY LTD.

By:	/s/ Stephen E. Loukas
Name:	Stephen E. Loukas
Title:	Interim President and CEO

EXHIBIT INDEX

Exhibit	Description

99.1	Material Contract – Consent and First Amending Agreement to the Obsidian Energy Ltd. Amended and Restated Credit Agreement, dated November 24, 2021

99.2	Material Contract - Consent and First Amending Agreement to the Obsidian Energy Ltd. Amended and Restated Note Purchase Agreement, dated November 24, 2021

99.3	Material Contract - Second Amending Agreement to the Obsidian Energy Ltd. Amended and Restated Credit Agreement, dated November 30, 2021

99.4	Material Contract - Second Amending Agreement to the Obsidian Energy Ltd. Amended and Restated Note Purchase Agreement, dated December 6, 2021